GRASIM

06013591

ADITYA BIRLA GROUP

RECEIVED
2006 MAY 18 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

82-3322

SUPPL

Unique ID No.(UIN) 100013425

Dear Sir,

Re: Secretarial Audit Report

With reference to Circular No. D&CC/FITTC/CIR-16/2002 dated 31.12.2002 of the Securities and Exchange Board of India, please find enclosed herewith the Secretarial Audit Report of the Company, in the prescribed format, for the quarter ending 31st March 2006 done by M/s A. Mehta & Co., Practicing Company Secretaries of Indore dated 17.04.2006 which is taken on record by the Board of Directors of the Company in their meeting held on 27th April 2006.

Please acknowledge the receipt

Thanking You,
Yours faithfully

Ashok Malu
Company Secretary

PROCESSED
MAY 23 2006
FINANCIAL

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

[redacted]

A. MEHTA & CO. Company Secretaries

Office · 107, Gold Arcade, New Palasia, Opp. Curewell Hospital, Indore- 452 001
Cell No. : 98263-31936 Tele. : (0731) 2496858
e-mail: ashokmehtacs@hotmail.com

SECRETARIAL AUDIT REPORT OF

GRASIM INDUSTRIES LIMITED
BIRLAGRAM – NAGDA

1. For Quarter Ended	31st March 2006
2. ISIN :	INE047A01013
3. Face Value :	Rs. 10/-
4. Name of the Company	**GRASIM INDUSTRIES LIMITED**
5. Registered Office Address	Birlagram, Nagda 456331 Madhya Pradesh
6. Correspondence Address	Shares Department, Grasim Industries Limited, Birlagram, Nagda - 456331
7. Telephone & Fax Nos	Phone: 07366-246760-69 Facsimile: 07366-244112
8. Email address	shares@adityabirla.com
9. **Names of the Stock Exchanges where the company's securities are listed :**	BSE & NSE, Mumbai

	Number of shares	% of Issued Capital
10 Issued Capital	**91673636**	**100.00**
11 **Listed Capital Exchange-wise (Uniform at all Exchanges as per company records)**	**91673636**	**100.00**
12 Held in dematerialised form in CDSL	3274698	3.57
13 Held in dematerialised form in NSDL	75380828	82.23
14 Physical	13018110	14.20
15 **Total No. of shares (12+13+14)**	**91673636**	**100.00**

17	**Reference of previous quarter with regards to excess dematerialised shares, if any.**	No Excess Dematerialization, hence no reference required to be given
18	**Has the company resolved the matter mentioned in point 17 above in the current quarter? If not, reason why?**	N.A.

19 **Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:**

Total No. of demat requests	**No.of requests**	**No.of shares**	**Reasons for delay**
Confirmed after 21 Days	NIL	NIL	NIL
Pending for more than 21 days	NIL	NIL	NIL

20	**Name, Telephone & Fax No. of the Compliance Officer of the Co.**	Mr. Ashok Malu, Company Secretary	**Birlagram Nagda 456331** Telephone: 07366 – 246760 Fax No. 07366 - 244112
21	**Name, Address, Tel. & Fax No., Regn. no. of the Auditor**	**Ashok Mehta** Cell No : 9826331936	**A. Mehta & Co.,** 3-D, "Padm-Prabh" 11/3, Manoramaganj INDORE - 452001 Telefax : 0731-2496858 C. P. No : 2028
22	**Appointment of common agency for share registry work if yes (name & address)**	Work done by the company itself, hence no other name or address applicable.	

23. **Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)**

Note :

1. 198 fully paid-up equity shares of Rs. 10/- each have been allotted by the company on 25.01.06 pursuant to Scheme of Arrangement between the Company and Indian Rayon and Industries Ltd. as sanctioned by the Hon'ble High Court of Madhya Pradesh, listing of which has been approved.

2. 18 fully paid-up equity shares of Rs. 10/- each have been allotted by the company on 31.03.06 pursuant to Scheme of Arrangement between the Company and Indian Rayon and Industries Ltd. as sanctioned by the Hon'ble High Court of Madhya Pradesh, listing of which is pending. It is also to be noted that these shares are not included in the capital mentioned hereinabove in Clause 10 to 15.

Place : **Indore**
Dated: **17.04.2006**

for **A. MEHTA & Co.**
Company Secretaries